Via Facsimile and U.S. Mail
Mail Stop 4720

December 1, 2009

Mr. John W. Hlywak, Jr.
Executive Vice President and Chief Financial Officer
IntegraMed America, Inc.
Two Manhattanville Road
Purchase, NY 10577

> **Re:** **IntegraMed America, Inc.**
> **Item** **4.02 Form 8-K**
> **Filed** **November 3, 2009**
> **File No.** **000-20260**

Dear Mr. Hlywak:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Christine L. Allen
Staff Accountant